GlobalFoundries Reports First Quarter 2023 Financial Results

Malta, New York, May 9, 2023 - GlobalFoundries Inc. (GF) (Nasdaq: GFS) today announced preliminary financial results for the first quarter ended March 31, 2023.
Key First Quarter Financial Highlights
•Revenue of $1,841 million.
•Gross margin of 28.0% and adjusted gross margin(1) of 28.5%.
•Operating margin of 15.8% and adjusted operating margin(1) of 17.7%.
•Net income of $254 million and adjusted net income(1) of $290 million.
•Adjusted EBITDA(1) of $655 million.
•Cash, cash equivalents and marketable securities of $3,232 million.

"In the first quarter, amidst a continued uncertain macroeconomic and cyclical backdrop, GF delivered solid results that are consistent with the guidance we provided in our February earnings release" said Dr. Thomas Caulfield, president and CEO of GF. " Despite a challenging business environment, GF’s gross margins for the quarter have increased year-over-year due to our continued disciplined focus on profitability by our global team who effectively manage costs, while driving a richer mix of business to our customers. As we look to the remainder of 2023, we will continue to support our customers’ needs, by investing in capacity to strengthen our differentiated solutions, increase our focus on growing end markets and drive value for our stakeholders."

Recent Business Highlights

•GF announced a Strategic University Partnership agreement with Georgia Tech. This agreement spans a broad range of research activities, including leadership capabilities in advanced packaging, silicon photonics and workforce development initiatives.

•GF and Amkor Technology, Inc. formed a strategic partnership to establish the first at-scale back-end facility in Europe. GF transferred its 300mm Bump and Sort lines from its Dresden site in Germany to Amkor’s operations in Porto, Portugal.

•The European Commission approved the award of direct grant funding to GF and STMicroelectronics to support the construction and operation of a new 300mm manufacturing facility in Crolles, France. The funds are being made available under the European Chips Act and the project will enable the development of a large-scale manufacturing site in Europe for high performance chips, to address current and future key European markets from automotive to industrial, 5G/6G roll-out, security, defense, and space industries.

(1)Adjusted gross profit, adjusted operating income, adjusted net income, adjusted EBITDA and related margins are Non-IFRS measures. See “Adjusted Financial Measures (Non-IFRS)” for a detailed reconciliation of Non-IFRS measures to the most directly comparable IFRS measure and “Non-IFRS Financial Measures” for a discussion of why we believe these Non-IFRS measures are useful.

Unaudited Summary Quarterly Results (in millions USD, except per share amounts and wafer shipments)

				Year-over-year		Sequential
	Q1'23	Q4'22	Q1'22	Q1'23 vs Q1'22		Q1'23 vs Q4'22

Net revenue	$1,841	$2,101	$1,940	$(99)	(5)%	$(260)	(12)%

Gross profit	515	622	469	$46	10%	$(107)	(17)%
Gross margin	28.0%	29.6%	24.2%		+380bps		(160)bps

Adjusted gross profit(1)	$525	$633	$490	$35	7%	$(108)	(17)%
Adjusted gross margin (1)	28.5%	30.1%	25.3%		+320bps		(160)bps

Operating profit	$290	$288	$225	$65	29%	$2	1%
Operating margin	15.8%	13.7%	11.6%		+420bps		+210bps

Adjusted operating profit(1)	$326	$425	$279	$47	17%	$(99)	(23)%
Adjusted operating margin (1)	17.7%	20.2%	14.4%		+330bps		(250)bps

Net income(2)	$254	$668	$178	$76	43%	$(414)	(62)%
Net income margin	13.8%	31.8%	9.2%		+460bps		(1,800)bps

Adjusted net income(1)(2)(3)	$290	$800	$232	$58	25%	$(510)	(64)%
Adjusted net income margin (1)	15.8%	38.1%	12.0%		+380bps		(2,230)bps

Diluted earnings per share ("EPS")	$0.46	$1.21	$0.33	$0.13	39%	$(0.75)	(62)%

Adjusted diluted earnings per share(1)	$0.52	$1.44	$0.42	$0.10	24%	$(0.92)	(64)%

Adjusted EBITDA(1)(4)	$655	$821	$698	$(43)	(6)%	$(166)	(20)%
Adjusted EBITDA margin (1)	35.6%	39.1%	36.0%		(40)bps		(350)bps

Cash from operations	$479	$491	$845	$(366)	(43)%	$(12)	(2)%

Wafer shipments (300mm equivalent) (in thousands)	511	580	625	(114)	(18)%	(69)	(12)%

(1) Adjusted gross profit, adjusted operating profit, adjusted net income, adjusted diluted earnings per share, adjusted EBITDA, and related margins are Non-IFRS measures; see the reconciliation of IFRS to adjusted Non-IFRS metrics in the section "Unaudited Reconciliation of IFRS to Adjusted Non-IFRS" below.

(2) Includes the gain on sale of our EFK business in December 2022.

(3) Beginning in Q4 2022, the Company has revised its definition of adjusted net income to include an adjustment for restructuring charges and the associated tax impact. The change was made due to a restructuring undertaken in Q4 2022. The Company believes the revised definition provides management and investors with more useful information to evaluate the operations of our business. Adjusted net income is now defined as net income adjusted for share-based compensation expense, restructuring charges and the associated tax impact.

(4) Beginning in Q3 2022, the Company has revised its definition of adjusted EBITDA to include an adjustment for finance income. The change was made due to the Company making an investment during Q2 2022 of approximately $1.0 billion in marketable securities. The Company believes the revised definition provides management and investors more useful information to evaluate the operations of our business. Adjusted EBITDA is now defined as net income, adjusted for the impact of finance expense, finance income, income tax expense, depreciation, amortization, share-based compensation expense, divestiture gains and associated expenses, restructuring charges, labor optimization initiatives and litigation settlement.

Summary of Second Quarter 2023 Outlook (unaudited in millions USD, except per share amounts)(1)

	IFRS	Share-based compensation	Non-IFRS Adjusted
Net revenue	$1,810 - $1,850	—	—
Gross Profit	$481 - $512	$15- $17	$498 - $527
Gross Margin (mid-point)	27.1%		28.0%
Operating Profit	$238 - $287	$40 - $50	$288 - $327
Operating Margin (mid-point)	14.3%		16.8%
Net Income	$206 - $259	$40 - $50	$256 - $299
Net Income Margin (mid-point)	12.7%		15.2%
Diluted EPS	$0.37 - $0.46		$0.46 - $0.54
(1)The guidance provided above contains forward-looking statements as defined in the U.S. Private Securities Litigation Act of 1995, and is subject to the safe harbors created therein. The guidance includes management’s beliefs and assumptions and is based on information currently available. GF has not provided a reconciliation of its Second Fiscal Quarter outlook for adjusted Non-IFRS EBITDA and related margin because estimates of all of the reconciling items cannot be provided without unreasonable efforts. Certain factors that are materially signification to GF's ability to estimate these items are out of its control and/or cannot be reasonably predicted.

Unaudited Consolidated Statements of Operations

	Three Months Ended
(in millions USD except for per share amounts)	March 31, 2023	March 31, 2022

Net revenue	$1,841	$1,940
Cost of revenue	1,326	1,471
Gross profit	$515	$469
Operating expenses:
Research and development	109	128
Sales, marketing, general and administrative	111	116
Restructuring charges	5	—
Total operating expenses	$225	$244
Operating profit	$290	$225
Finance expense, net	1	(28)
Other income (expense)	(14)	10
Income tax expense	(23)	(29)
Net income	$254	$178
Attributable to:
Shareholders of GlobalFoundries	254	179
Non-controlling interest	—	(1)
Earnings per share :
Basic	$0.46	$0.34
Diluted	$0.46	$0.33
Shares used in earnings per share calculation:
Basic	550	532
Diluted	555	549

Unaudited Consolidated Statements of Financial Position

(in millions USD)	March 31, 2023	December 31, 2022

Assets:
Cash and cash equivalents	$2,256	$2,352
Receivables, prepayments and other	1,296	1,487
Marketable securities	653	622
Inventories	1,423	1,339
Current assets	$5,628	$5,800
Deferred tax assets	$271	$292
Property, plant, and equipment, net	10,829	10,596
Marketable securities	323	372
Other assets	764	781
Non-current assets	$12,187	$12,041
Total assets	$17,815	$17,841
Liabilities and equity:
Current portion of long-term debt	$205	$223
Other current liabilities	2,690	3,136
Current liabilities	$2,895	$3,359
Non-current portion of long-term debt	$2,310	$2,288
Other liabilities	2,303	2,234
Non-current liabilities	$4,613	$4,522
Shareholders' equity:
Common stock/additional paid-in capital	$23,927	$23,842
Accumulated deficit	(13,767)	(14,021)
Accumulated other comprehensive income	100	92
Non-controlling interest	47	47
Total liabilities and equity	$17,815	$17,841

Unaudited Consolidated Statements of Cash Flows

	Three Months Ended
(in millions USD)	March 31, 2023	March 31, 2022

Cash flows from operating activities:
Net income	$254	$178
Depreciation and amortization	343	408
Finance expense, net and other(1)	7	9
Deferred income taxes	22	19
Other non-cash operating activities	27	42
Net change in working capital	(174)	189
Net cash provided by operating activities	$479	$845

Cash flows from investing activities:
Purchases of property, plant, equipment, and intangible assets	$(853)	$(643)
Other investing activities	267	4
Net cash used in investing activities	$(586)	$(639)

Cash flows from financing activities:
Proceeds from issuance of equity instruments and other	$37	$—
Proceeds (repayment) of debt, net	(30)	107
Other financing activities	3	11
Net cash provided by financing activities	$10	$118
Effect of exchange rate changes	1	1
Net change in cash and cash equivalents	$(96)	$325
Cash and cash equivalents at the beginning of the period	2,352	2,939
Cash and cash equivalents at the end of the period	$2,256	$3,264

(1) Finance expense, net and other has been adjusted to include interest and taxes paid that were previously included in "Other non-cash operating activities." Prior period amounts have been adjusted accordingly.

Unaudited Reconciliation of IFRS to Adjusted Non-IFRS

	Three Months Ended
(in millions USD)	March 31, 2023	December 31, 2022	March 31, 2022

Gross profit	$515	$622	$469
Gross profit margin	28.0%	29.6%	24.2%
Share based compensation	$10	$11	$21
Adjusted gross profit (1)	$525	$633	$490
Adjusted gross margin(1)	28.5%	30.1%	25.3%

Operating profit	$290	$288	$225
Operating profit margin	15.8%	13.7%	11.6%
Share based compensation	$31	$43	$54
Restructuring charges(2)	$5	94	—
Adjusted operating profit(1)	$326	$425	$279
Adjusted operating profit margin(1)	17.7%	20.2%	14.4%

Net income(3)	$254	$668	$178
Net income margin	13.8%	31.8%	9.2%
Share based compensation	$31	$43	$54
Restructuring charges(2)	$5	94	—
Income tax effect(4)	$—	$(5)	$—
Adjusted net income (1)(5)	$290	$800	$232
Adjusted net income margin(1)	15.8%	38.1%	12.0%

Diluted earnings per share	$0.46	$1.21	$0.33
Share based compensation	$0.05	$0.07	$0.09
Restructuring charges(2)	$0.01	0.17	—
Income tax effect	$—	(0.01)	—
Adjusted diluted earnings per share(1)	$0.52	$1.44	$0.42

(1)Adjusted gross profit, adjusted operating income, adjusted net income, adjusted EBITDA, adjusted diluted earnings per share and related margins are Non-IFRS measures. See “Adjusted Financial Measures (Non-IFRS)” for a detailed reconciliation of Non-IFRS measures to the most directly comparable IFRS measure and “Non-IFRS Financial Measures” for a discussion of why we believe these Non-IFRS measures are useful.

(2) Includes $3.1 million of share based compensation in Q4 2022.

(3)Includes the gain on sale of our EFK business in December 2022.

(4) Relates to restructuring charges since Q4 2022.

(5) Reflects change to adjusted net income definition discussed in more detail elsewhere in this release.

Unaudited Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended
(in millions USD)	March 31, 2023	December 31, 2022	March 31, 2022

Net income for the period	$254	$668	$178
Depreciation and amortization	343	409	408
Finance expense	31	28	29
Finance income	(32)	(26)	NA
Income tax expense	23	8	29
Share based compensation	31	43	54
Restructuring charges(1)	5	94	—
Gains on transactions, legal settlements and transaction expenses(2)	—	(403)	—
Adjusted EBITDA(3)(4)	$655	$821	$698
Adjusted EBITDA margin(4)	35.6%	39.1%	36.0%

(1) Includes $3.1 million of share-based compensation in Q4 2022.

(2)Activity for the three months ended December 31, 2022, relates to the gain on sale of our EFK business.

(3)Reflects change to adjusted EBITDA definition discussed in more detail elsewhere in this release.

(4)Adjusted EBITDA and related margin are Non-IFRS measures. See “Adjusted Financial Measures (Non-IFRS)” for a detailed reconciliation of Non-IFRS measures to the most directly comparable IFRS measure and “Non-IFRS Financial Measures” for a discussion of why we believe these Non-IFRS measures are useful.

Adjusted Financial Measures (Non-IFRS)

In addition to the financial information presented in accordance with IFRS, this press release includes the following adjusted Non-IFRS metrics: adjusted gross profit, adjusted operating profit, adjusted net income, adjusted diluted earnings per share and adjusted EBITDA. We define adjusted gross profit as gross profit adjusted for share-based compensation expense. We define adjusted operating profit as profit from operations adjusted for share-based compensation expense and restructuring charges. We define adjusted net income as net income adjusted for share-based compensation expense, restructuring charges and the associated tax impact. We define adjusted diluted EPS as adjusted net income divided by the dilutive shares. We define adjusted EBITDA as net income , adjusted for the impact of finance expense, finance income, income tax expense, depreciation, amortization, share-based compensation expense, divestiture gains and associated expenses, restructuring charges, labor optimization initiatives and litigation settlements.

We believe that in addition to our results determined in accordance with IFRS, these adjusted Non-IFRS measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. These adjusted Non-IFRS financial measures provide supplemental information regarding our operating performance that excludes certain gains, losses and non-cash charges that occur relatively infrequently and/or that we consider to be unrelated to our core operations. For further information regarding these Non-IFRS measures, please refer to "Unaudited Reconciliation of IFRS to Adjusted Non-IFRS" table above.

Adjusted Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of adjusted Non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

Conference Call and Webcast Information

GF will host a conference call with the financial community on Tuesday, May 9, 2023 at 8:30 a.m. U.S. Eastern Time (ET) to review the First Quarter 2023 results in detail. Interested parties may join the scheduled conference call by registering at https://register.vevent.com/register/BId1a488fb8dad4744927be5f12860ebee
The call will be webcast and can be accessed from the GF Investor Relations website https://investors.gf.com. A replay of the call will be available on the GF Investor Relations website within 24 hours of the actual call.

About GlobalFoundries

GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Forward-looking Statements

This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by the COVID-19 pandemic and supply chain disruptions due to the Russia/Ukraine conflict and actions taken in response to such events; the market for our products may develop more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our current restructuring plan; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; and global economic conditions could deteriorate, including due to increasing interest rates, rising inflation and any potential recession. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2022 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission. Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

For further information, please contact:

Investor Relations
ir@gf.com